May 5, 2006



               Mail Stop 4561


By facsimile and U.S. Mail
Mr. John R. Buran
President and Chief Executive Officer
Flushing Financial Corporation
1979 Marcus Avenue, Suite E140
Lake Success, New York 11042


RE:     Flushing Financial Corporation
            Registration Statement on Form S-4
      Filed on April 10, 2006
            File Number 333-133175

Dear Mr. Buran:

      We have reviewed your document and have the following comments.
We have restricted our review to matters relating to the merger, merger consideration and fairness opinion and do not intend to review any other part of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide the staff with a copy of the Sandler O`Neill`s board book with regard to the transaction.

Questions and Answers, page 1
2. Revise to add a question and answer for what actions must holders take or not take, and when, to perfect their dissenters` rights.
Indicate whether holders can still vote against the merger without losing their rights to dissent.

Summary
Financial Interests of Atlantic Liberty`s Directors and Executive
Officers, page 8
3. Revise this section to add a chart and list the various instruments that result in additional compensation for the executive officers. For example, the chart should include such items as new non-competition agreement, bonuses, cash out of options, cash out of restricted stock grants, severance agreements, pay increases, etc. In this regard, split the chart into pre-merger compensation changes
(we note the additional compensation expenses in the Form 10-Q) and post-merger approval changes. In this regard, the left side of the chart would indicate the area, e.g., cash out restricted stock grants and the right side would indicate the dollar amount. The accompanying narrative should be presented in indented boldface headings with an explanation of each change from existing agreements or a new benefit. One example would be the extension of the non-competition agreements, which were extended from one year to two years and results in Messrs. Donohue and Gilfillan receiving X dollar benefit.

Risk factors, page 14
4. Please include a Risk Factors section setting forth the risks of
the transaction, including, for example, that it will result in Atlantic Liberty holders receiving a security with approximately 17%
less tangible book value than the security they are surrendering and that the price being paid is lower than the market price at the time of the merger agreement.
5. Revise the risk factor discussing the different interests of Atlantic Liberty`s Directors and Executives to disclose the various benefits summarized in the Summary section and include the total additional compensation noted therein.
6. Revise to add a risk factor for the termination fee and indicate the risk to be that holders may not have an opportunity to realize a greater price to be paid for their shares as a result of this fee.
7. Revise to add a risk factor that discusses the costs associated with the merger included in the financial statements as of December
31, 2005 for Atlantic Liberty that have skewed the earnings and book value per share used in this Proxy.
8. Add a risk factor for the legal proceedings initiated against the
Company related to the merger and disclose the material terms of the settlement, i.e., the Stipulation and Agreement of Compromise, as well as any other settlements.

The Proposed Merger
Background of the Merger, page 25
9. Revise the second full paragraph on page 26 to disclose the market value or range of market values disclosed by Sandler O`Neill to the
Board at the October 2005 board meeting. In this regard, revise this and the previous paragraphs to indicate the date of the month for both the September and October Board meetings.
10. Revise the first sentence of the third full paragraph to indicate the actual dates, i.e., from October __, 2005 until November __, 2005.
11. In the fifth paragraph, please disclose what the dollar amounts were that are referenced in the second sentence.
12. Revise to indicate the range of asset sizes of the institutions approached and also indicate the median size as well as disclose how many of the institutions had operations in New York. In addition, revise to disclose if the Board or Sandler O`Neill set any deadlines for the 21 institutions to respond to the inquiries. Further, indicate the date that the Board decided to proceed with a due diligence of Flushing. Finally, please revise the last sentence of the sixth paragraph to name counsel that was authorized to negotiate with Flushing.
13. Revise to add a paragraph disclosing who proposed the Merger Agreement, who negotiated the agreement, when the Board first reviewed the initial Proposal, changes requested by either party and other material details of the negotiation process. In addition, disclose which side proposed the changes to certain executives existing agreements and if such changes resulted in any change in the consideration to be paid.

Atlantic Liberty`s reasons for the Merger; Recommendation of Atlantic
Liberty`s Board of Directors, page 28
14. The board should specifically note each line item analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of those analyses, it is recommending the transaction.
Opinion of Liberty`s Financial Advisor, page 29
15. We note that Sandler O`Neill was provided with Flushing Financial forecasts. Please provide those forecasts in this document.
16. Revise the first full paragraph on page 32 to indicate if the internal projections of Atlantic Liberty, absent any merger related expenses already incurred, indicated returns on average assets and returns on average equity consistent with the historical returns for
Atlantic Liberty since 2002. If not, explain why.
Discounted Dividend Stream ... , page 34
17. With regard to the discount rates used to reflect the required rates of return (9%-14%), please revise to also disclose the actual annualized rate of return that Atlantic liberty`s holders will receive assuming the merger is consummated, and, if it is outside the range, disclose why different rates were used.
Pro Forma Merger Analysis, page 37
18. Revise the last paragraph to disclose the amount of consideration earned during each of the last 2 calendar years by Sandler O`Neill from each Flushing and Atlantic Liberty. Also disclose what services may be provided to Flushing prior to the effective date of the Merger.

Employment Agreements, page 43
19. In the last paragraph of this section, which is on page 45, please disclose what would have been payments due to Messrs.
Donohue
and Gilfillan under their employment agreements in the event of a change in control and termination of employment.

Amendments to the Certificate of Incorporation, page 65
20. Revise to disclose the "specified business combinations" referred to in the Charter.

Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

            If you have any questions regarding this letter, please feel free to contact Michael Clampitt at 202-551-3434, or me at 202-
551-3418.


	Sincerely,



	William Friar
      	Senior Financial Analyst


cc: 	Douglas J. McClintock, Esq.
	Thacher Proffitt & Wood LLP
	Two World Financial Center
	New York, New York 10281
	Fax number (212) 912-7751
Mr. John R. Buran
Flushing Financial Corporation
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